SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15749

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems

401(k) and Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2003 and 2002

and Supplemental Schedule

As of December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Alliance Data Systems 401(k) and

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of investments held at end of year December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 17, 2004

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets:

Investments	$32,002,507	$80,335,956

Receivable for contributions:
Employer	6,054,093	5,039,640
Participants	183,099	251,533

Total contributions receivable	6,237,192	5,291,173

Due from brokers	80,165,711	331,076
Accrued interest and dividends	595	484

Total assets	118,406,005	85,958,689

Liabilities:

Administrative fees payable	—	117,976

Net assets available for benefits	$118,406,005	$85,840,713

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002

Additions:

Investment Income:
Net appreciation (depreciation) in fair value of investments	$17,828,910	$(10,407,119)
Interest	182,372	202,719
Mutual funds’ earnings	341,671	295,772
Commingled trusts’ earnings	5,804	8,504

Total investment income (loss)	18,358,757	(9,900,124)

Contributions:
Employer	10,294,451	8,896,188
Participants	10,109,567	9,507,661
Rollovers	1,618,081	717,600

Total contributions	22,022,099	19,121,449

Total additions	40,380,856	9,221,325

Deductions:

Distributions to participants	7,269,894	9,000,765
Administrative expenses	545,670	458,530

Total deductions	7,815,564	9,459,295

Net increase (decrease)	32,565,292	(237,970)

Transfer from affiliate’s plan	—	1,104,983

Net assets available for benefits:
Beginning of year	85,840,713	84,973,700

End of year	$118,406,005	$85,840,713

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

(1)           Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”), and its affiliates (the “Employer”).  Employees of the Employer 21 years of age or more are generally eligible to participate the month following the completion of thirty days of service.  Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

During January 2002, ADSI purchased Frequency Marketing, Inc. and Loyalty RealTime, Inc. (the “Purchased Companies”).  Effective February 1, 2002, the Purchased Companies’ eligible employees became participants in the Plan.  The Purchased Companies’ 401(k) plan was merged into the Plan and net assets of the Purchased Companies’ plan were liquidated and transferred to the respective participants in the Plan.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Amendments

The Plan was amended during 2003, to among other things: 1) eliminate automatic deemed voluntary tax-deferred elections as noted under participant’s voluntary contributions, 2) give prior service credit to new employees resulting from acquisitions that took place during the year by the Employer, and 3) change eligibility, Employer contributions, and vesting provisions with an effective date subsequent to December 31, 2003, as noted under subsequent events.

The Plan was amended in 2002, to merge the 401(k) plan of the Purchased Companies into the Plan.

Contributions

Employer’s Contributions:

Subject to other limits provided in the Plan, including the nondiscrimination rules, the Employer will provide a retirement contribution (“Retirement Contribution”) to a participant who, as of the Plan year-end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age.  The Retirement Contribution will be equal to the sum of a participant’s allocable points as of the last day of the Plan year multiplied by such participant’s annual compensation and divided by 100. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (“Code”).  The annual compensation limit for the Plan years ended December 31, 2003 and 2002 was $200,000.

Allocation points will be determined by the following tables:

Participant’s age	Allocable points
40 – 44	1
45 – 49	2
50 – 54	3
55 – 59	4
60 and up	5

Participant’s years of vesting service	Allocable points
0 – 9	1
10 – 14	2
15 – 19	3
20 – 24	4
25 – 29	5
30 – 34	6
35 and up	7

The Employer will provide a 100% matching contribution on the first 3% of a participant’s voluntary contributions.

The Employer may provide a discretionary matching contribution at the option of the Employer’s board of directors.  The matching contribution is allocated as of December 31 as a uniform percentage of each participant’s voluntary contributions for the plan year which are in excess of 3% of such participant’s compensation, but not in excess of 6%, as long as the participant, as of the Plan year end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age.  The aggregate discretionary matching contributions for 2003 and 2002 were $957,051 and $849,533, respectively.

Participant’s Voluntary Contributions:

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($12,000 at December 31, 2003).  Sections 401(k)(3) and 401(m)(3) of the Code also may limit the voluntary contribution.

Prior to November 3, 2003, newly eligible participants were deemed to have elected a 1% voluntary tax-deferred contribution unless they either specifically elected a different percentage or elected to receive their total compensation in cash.  These deferrals were invested in the investment contract fund, unless the participant elected otherwise.

Effective February 1, 2003, the Plan was amended to include catch-up provisions for participants age 50 and over before the close of a Plan year.

Investment options

The participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan.  The Plan currently offers seven commingled trusts, a mutual fund, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer’s contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages in the Employer’s matching contributions follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

A summary of vesting percentages in the Employer’s Retirement Contribution follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death.  Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable.  Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 70 1/2.  All benefits will be paid as a lump-sum distribution.  Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares.  Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions.  All loans become due and payable in full upon a participant’s termination of employment with the Employer.  The borrowing is a separate earmarked investment of the participant’s account.  Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There were no amounts allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2003.  Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $54,595 at December 31, 2002.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions.  Forfeitures of $235,776 and $403,528 were used to reduce contributions for the years ended December 31, 2003 and 2002, respectively. There were $549,700 and $205,984 of unused forfeitures at December 31, 2003 and 2002, respectively, which represent unallocated amounts.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows: 1) annual participant fee of approximately $0.50 for every $100 in a participant’s account, 2) a $60 to $75 loan origination fee that is withheld from a loan check, and 3) trustee fees relating to the Vanguard Institutional Index Fund and the Short Term Investment Fund which are paid by the Plan from earnings not allocated to participants’ accounts.  Prior to January 1, 2002, the Employer paid the annual participant fee.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

(2)           Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks.  These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market price.  The commingled trusts are stated at estimated fair value, which has been determined based on the unit values of the trusts.  The trustee sponsoring the commingled trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates.

Net depreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

(3)           Investments

The Frank Russell Trust Company, as trustee of the Plan, holds the Plan’s investments in a custodial account at State Street Corporation.  Funds received from contributions and sales for which the related purchases or distributions have not been made are held in the Short Term Investment Fund. As noted under subsequent events, the trustee and custodian of the assets was changed.  In connection with the change in trustee and custodian, as noted under subsequent events below, the Plan’s investments in the commingled trusts, other than the money market, were liquidated as of December 31, 2003.

The following table presents balances for 2003 and 2002 for the Plan’s current investment options.  Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2003	2002
Investments at fair value as determined by:
Quoted market price
Common Stock:
Alliance Data Systems Corporation	$3,911,848	$2,451,420
Shares of registered investment companies:
Vanguard Institutional Index Fund	23,511,187	16,638,449

	27,423,035	19,089,869
Estimated fair value
Units in common/commingled trusts:
Frank Russell:
Investment Contract Fund, Class B	—	17,968,482
Fixed Income I Fund, Class B	—	11,536,716
Equity I Fund, Class B	—	11,081,721
Small Capitalization Fund, Class A	—	6,464,807
Global Balanced Fund, Class B	—	6,390,155
Other	1,380,561	4,954,987

	1,380,561	58,396,868
Cost
Participant loans	3,198,911	2,849,219

Total investments	$32,002,507	$80,335,956

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2003	2002
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$4,822,497	$(5,177,677)
Common Stock	1,219,188	(288,740)
Estimated fair value
Commingled trusts	11,787,225	(4,940,702)

Net change in fair value	$17,828,910	$(10,407,119)

(4)           Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated July 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(5)           Plan administration

A Committee comprised of members appointed by the board of directors of the Employer administers the Plan.

(6)           Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time.  The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA.  Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)           Party-in-interest

The Frank Russell Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan and the Plan is charged for such services.

(8)           Benefit payments

Benefit distributions of $7,269,894 and $9,000,765 for the Plan years ended December 31, 2003 and 2002, include payments of $65,211 and $45,760, respectively, made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.  As of December 31, 2003, there were $6,323 in payments to be returned during 2004 that relate to 2003.

(9)           Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$118,406,005	$85,840,713
Amounts allocated to withdrawing participants	—	(54,595)
Net assets available for benefits per Form 5500	$118,406,005	$85,786,118

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$7,269,894
Amounts allocated to withdrawing participants at December 31, 2002	(54,595)
Corrective distributions	(65,211)

Benefit payments per Form 5500	$7,150,088

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31 but not yet paid as of that date.

(10)         Subsequent events

Eligibility

Effective January 1, 2004, the requirement of thirty days of service to become eligible to enter the Plan was changed to permit entry as of the first of the month following the date of employment.

Employer contributions

Effective January 1, 2004, the Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”), which will be a specified percentage of the participant’s compensation.

Effective January 1, 2004, a participant as of December 31, 2003, who was continuously employed through and including December 31, 2004, and was never a highly compensated employee during the year under the Code, will receive a Retirement Contribution determined as disclosed above, but reduced by any Profit Sharing Contribution, but not below zero.

Effective January 1, 2004, the Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions for participants who have completed either 180 days of uninterrupted service with the Employer or one year of eligibility service, whichever first occurs, as of the first of the month.  These Employer matching contributions are non-forfeitable.

No Retirement Contribution shall be made for any Plan year beginning on or after January 1, 2005.

Participant’s voluntary contributions

Effective January 1, 2004, a participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation.

Trustee and custodian

Effective January 1, 2004, the trustee and custodian was switched to Nationwide Trust Company, FSB.

Investment options

Effective January 1, 2004, the investment options were changed to offer ten mutual funds, the Employer’s Securities, and self-directed brokerage accounts.

Alliance Data Systems 401(k) and Retirement Savings Plan

Ein #13-3163498 Plan #001

Schedule of Assets Held at End of Year

December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1) Cost	Current Value

*	Alliance Data Systems Corporation	Common Stock – 141,324 shares		$3,911,848

	Vanguard Institutional Index Fund	Mutual fund – 231,000 shares		23,511,187

*	Frank Russell Short Term Investment Fund, Class E	Commingled employee benefit trust – 1,380,561 units		1,380,561

	Participant Loans	5.00% – 10.00%	—	3,198,911

*  Represents a party-in-interest

(1)           Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT
SAVINGS PLAN

By:	/s/ Dwayne H. Tucker
Dwayne H. Tucker
Executive Vice President
Alliance Data Systems Corporation

INDEX TO EXHIBITS

Exhibit No.	Description

* 23	Consent of Independent Registered Public Accounting Firm

* filed herewith